Exhibit 1
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
NOTICE IS HEREBY GIVEN that the Annual General Meeting of shareholders (the “Meeting”) of Denison Mines Corp. (“Denison”) will be held at St. Andrew’s Club & Conference Centre, 150 King Street West, Toronto, Ontario on Thursday, May 12, 2011 at 10:00 a.m. (Eastern Time) for the purposes of the following:
(a)	to receive the financial statements of Denison for the year ended December 31, 2010, together with the auditor’s report thereon;
(b)	to elect the directors for the ensuing year;
(c)	to appoint auditors for the ensuing year and to authorize the directors to fix the remuneration of the auditors; and
(d)	to transact such other business as may properly come before the Meeting.
The Management Information Circular, a form of proxy and a copy of the 2010 Annual Report, including the audited financial statements and related management’s discussion and analysis for the year ended December 31, 2010 (the “Annual Report”), accompany this notice of Meeting. The Annual Report does not accompany this notice of Meeting for U.S. shareholders, but is available on Denison’s website at www.denisonmines.com or by request. See “Additional Information” in the Management Information Circular.
If you are not able to be present at the Meeting, please exercise your right to vote by signing and returning the enclosed form of proxy to Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Canada, M5J 2Y1 so as to arrive no later than 4:30 p.m. (Eastern Time) on May 10, 2011.

BY ORDER OF THE BOARD OF DIRECTORS

Ron F. Hochstein President and Chief Executive Officer
Toronto, Canada
March 16, 2011